AMARIN CORPORATION RAISES $26.4 MILLION IN PRIVATE PLACEMENT

LONDON, United Kingdom, December 22, 2005 - Amarin Corporation plc (NASDAQ: AMRN) today announced that it has completed a private placement of 26,100,098 American Depositary Shares (“ADSs”).

Investors in the private placement included Southpoint Capital Advisors LP, Biotechnology Value Fund LP, Fort Mason Capital LLC, Domain Public Equity Partners LP and other new and existing institutional and accredited investors, including certain directors and executive officers of Amarin.

The purchase price of $1.01 represented the volume weighted average price of Amarin’s ADSs as reported on NASDAQ for the ten trading day period up to and including December 16th 2005 discounted by 15%. Additionally, Amarin also issued 9,135,034 5-year warrants to the investors at an exercise price of $1.43 per Ordinary Share.

This press release does not constitute an offer to sell or the solicitation of any offer to buy any security. The securities sold in this private placement, including the shares to be issued upon exercise of the warrants, have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from the registration requirements. Amarin has agreed to file a registration statement with the SEC covering resale of the ADSs issued in the private placement and issuable upon the exercise of the warrants.

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for depressive disorders.

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Contact:
Amarin Corporation plc                                                                                          +44 (0) 207 907 2442
Rick Stewart                                                                                                              Chief Executive Officer
Alan Cooke                                                                                                               Chief Financial Officer
investor.relations@amarincorp.com

Powerscourt                                                                                                             +44 (0) 207 236 5615
Rory Godson/Victoria Brough

The information contained in this document is as of December 22, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.